EXHIBIT 99.1

Ultrapetrol Announces Investment by Southern Cross Group

Private Equity Firm to Invest $220 Million to Support Growth Plan and Strengthen Balance Sheet

NASSAU, Bahamas, Nov. 13, 2012 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business) and Sparrow Capital Investments, Ltd, a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"), announced today that they have entered into an investment agreement. Under the terms of the agreement, Southern Cross will purchase approximately $220 million of newly issued common stock at a purchase price of $2.00 per share. Immediately after the close of the transaction, Southern Cross will own approximately 78.38% of the outstanding common shares of Ultrapetrol. The agreement is subject to certain closing conditions, including but not limited to a waiver by holders of certain repurchase rights pursuant to the Company's Convertible Senior Notes due 2017 indenture. If all such conditions are satisfied, including the waiver from such noteholders of their repurchase rights which waiver may or may not be received, then the agreement is expected to close in December 2012.

The transaction was approved by a special committee of Ultrapetrol's Board of Directors, comprising two disinterested directors, that received a fairness opinion, in accordance with the Company's Articles and Memorandum of Association.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "We are pleased to have entered into this transaction which enables us to continue with the implementation of our growth plan and strengthens our balance sheet. Southern Cross Group has strong leadership capabilities and a successful track record of partnering with companies that operate in Latin America."

Pursuant to the provisions of new shareholders' agreements between Southern Cross and certain existing shareholders of the Company that are controlled by members of the Menendez family, including Felipe Menéndez (President and Chief Executive Officer of Ultrapetrol) and Ricardo Menéndez (Director of Ultrapetrol), if Southern Cross achieves certain investment returns and certain other conditions are met, such existing shareholders may acquire all the economic interests in an affiliate of Southern Cross that will own up to approximately 14.6% of Southern Cross' investment in Ultrapetrol and share in a portion of Southern Cross' returns above a particular threshold.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

About Southern Cross Group

Southern Cross is a private equity firm founded in 1998 to make investments in Latin American companies that have significant potential for improved performance and growth. Since inception, Southern Cross has raised over $2.5 billion and has invested in over 30 companies in a wide range of industries, including consumer goods, retail, homebuilding, entertainment, logistics, pharmaceuticals, energy, oil & gas, public services, IT, and telecom. Southern Cross seeks to deliver superior returns by the optimization of companies' strategic direction and operating performance. As a result of its extensive regional experience, Southern Cross is well-positioned to identify and capitalize on high quality investment opportunities in Latin America.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group
         Leon Berman / David Burke
         212-477-8438 / 646-673-9701
         lberman@igbir.com / dburke@igbir.com